UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García , Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

On February 25, 2020, Cemex, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that as of today the Board of Directors’ Report, the Chairman of the Board of Directors’ Report, the Chief Executive Officer’s Report, the Board of Directors’ Opinion to the Chief Executive Officer’s Report, the Audit Committee’s Report, the Corporate Practices and Finance Committee’s Report, the Accounting Policies and Guideline’s Report, the Report on the Revision of the Tax Situation, the Allocation of Profits Proposal, Report to the Board of Directors on the procedures and agreements in which the repurchase was instructed, the Reserve for Acquisition of Shares Proposal, Proposal for reduction of share capital in its variable part and the proposed composition of CEMEX’s Board of Directors and Board of Director committees, as well as their compensation, and the proposal for President, Secretary and Alternate Secretary of the Board and the Audit, Corporate Practices and Finance and Sustainability Committees, all of which are subject to approval by CEMEX’s shareholders at the Ordinary General Shareholders Meeting to be held on March 26, 2020, are available to shareholders on CEMEX’s website at the following link:

https://www.cemex.com/-/ordinary-general-shareholders-meeting-2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 25, 2020	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller